United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signatures

CVRD issues US$ 1.0 billion notes due 2016
Rio de Janeiro, January 5, 2006 — Companhia Vale do Rio Doce (CVRD) announces that it issued US$1 billion of 10-year notes bearing a coupon of 6.250% per year, payable semi-annually, at a price of 99.97 % of the principal amount. The notes will mature on January 11, 2016, and were rated BBB by Standard & Poor’s and Baa3 by Moody’s.
The notes due 2016 were priced with a yield to maturity of 6.254 % per year, resulting in a spread of 190 basis points over the 4.50% US Treasury bond due 11/2015, reflecting a re-rating of CVRD credit risk by the global bond market.
The debt issuance was oversubscribed by 2.5 times its size and it was placed with over 175 investors from the US, Latin America, Europe and Asia. The dominant share of high-grade bond investors — 75% — epitomizes the quality of the demand for the CVRD 2016 notes.
The CVRD US$1 billion notes issuance was the largest debt issuance ever made by a Brazilian corporate in the global capital markets. The CVRD issuance carries the lowest spread over US Treasuries ever paid for a 10-year Brazilian debt issuance. It contributes to reduce the Company’s average cost of debt and to lengthen the average life of its debt, contributing to minimize its cost of capital and to mitigate debt refinancing risks.
Roger Agnelli, CVRD Chief Executive Officer, said: “This was an excellent transaction, which took advantage of the good conditions prevailing in global capital markets and its success reflects the strong market confidence on CVRD financial strength”.
The notes will be unsecured and unsubordinated obligations of CVRD ´s wholly-owned Vale Overseas Limited (Vale Overseas) and will be fully and unconditionally guaranteed by CVRD. The guarantee will rank pari passu with all of CVRD’s other unsecured and unsubordinated debt obligations.
The net proceeds of the offer will be used for CVRD’s general corporate purposes, including payment of the purchase price for any and all of Vale Overseas’ US$300 million 9.000% Guaranteed Notes due 2013 that are tendered and accepted by Vale Overseas’ in the tender offer launched on January 3, 2005 and expected to expire on Tuesday, January 10, 2006.
J.P. Morgan Securities Inc. acted as the sole book runner on the notes offering.
The issuance is in line with the strategic goal of the Company’s financial policy to minimize its cost of capital and to guarantee the best financing conditions to support the value creation process over time.
CVRD and Vale Overseas have filed a registration statement (including a prospectus) with the Securities Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents CVRD and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities Inc. will arrange to send you the prospectus if you request it by calling toll-free (866) 846-2874 (in the United States), or by calling collect 1-212- 834-7279 (outside the United States).
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 6, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations